UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 535919401

1.	Name of Reporting Person Discovery, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 3.02% (2)
14.	Type of Reporting Person CO

(1).	See the last paragraph of Item 5 below.
(2).

All percentages are based on 82,654,510 Class A Voting Shares outstanding as of August 5, 2019, based on information contained in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2019.

CUSIP NO. 535919401

1.	Name of Reporting Person Discovery Lightning Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,500,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 3.02% (2)
14.	Type of Reporting Person CO

(1).	See the last paragraph of Item 5 below.
(2).	All percentages are based on 82,654,510 Class A Voting Shares outstanding as of August 5, 2019, based on information contained in the Issuer’s Form 10-Q, as filed with the SEC on August 8, 2019.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by Discovery, Inc. (“DCI”) and Discovery Lightning Investments Ltd. (“DLI”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to amend and supplement the Schedule 13D (the “Schedule”) filed by the original Reporting Persons on November 20, 2015, as amended by Amendment No. 1, filed on July 1, 2016, relating to the Common Shares, no par value, of the Issuer (the “Common Shares”), and Amendment No. 2, filed on February 10, 2017, relating to the reclassification (the “Reclassification”) of each Common Share into 0.5 Class A voting share, no par value (the “Class A Voting Shares”) and 0.5 Class B non-voting share, no par value (the “Class B Non-Voting Shares”). This Amendment to Schedule 13D is being filed to report the updated beneficial ownership of the Reporting Persons following the settlement of certain transactions under the Collar Transaction (as defined below).

Item 2 Identity and Background

Item 2 is hereby amended by amending and restating Annex A to read in its entirety as set forth in the Annex A attached to this amendment.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended to read in its entirety as follows:

All references to percentage beneficial ownership in Item 1 and this Item 5 are calculated by reference only to the Class A Voting Shares and without reference to the Class B Non-Voting Shares. Reference to the Class B Non-Voting Shares in this Item 5 is made supplementally and for informational purposes only.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Amendment No. 3 to Schedule 13D that relate to the aggregate number and percentage of Class A Voting Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 3 to Schedule 13D that relate to the number of Class A Voting Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

DLI holds 2,500,000 Class A Voting Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 2,500,000 Class A Voting Shares held directly by DLI, and share voting and investment power over such shares. 1

DLI is required to vote the Class A Voting Shares beneficially owned by it in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of Amendment No. 1 to Schedule 13D, which is incorporated herein by reference. DLI is also subject to restrictions on the sale of its Class A Voting Shares pursuant to the Investor Rights Agreement and the Pledge Agreement (as defined in Item 6 of Amendment No. 1 to Schedule 13D). See the descriptions of the Investor Rights Agreement and the Pledge Agreement in Item 6 of Amendment No. 1 to Schedule 13D, which are incorporated herein by reference.

[1]

In addition, DLI holds 2,500,000 Class B Non-Voting Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 2,500,000 Class B Non-Voting Shares held directly by DLI.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Selling Shareholders or their affiliates, including Mark H. Rachesky, M.D., John C. Malone, Liberty Parent or Liberty. As a result of the agreements described in Item 6 of the Schedule, the Reporting Persons may be deemed to beneficially own and share voting power over the Class A Voting Shares owned by the Selling Shareholders, Liberty and John C. Malone and certain of their affiliates. Based on Amendment Number 24 to Schedule 13D, filed with the SEC on December 19, 2018, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky, M.D., various funds affiliated with MHR Fund Management (including the Selling Shareholders) and Mark H. Rachesky, M.D. beneficially own an aggregate of 15,924,902 Class A Voting Shares of the Issuer (approximately 19.3% of the total number of Class A Voting Shares outstanding). Based on Amendment No. 3 to Schedule 13D, filed with the SEC on August 19, 2019, by Mr. Malone, Mr. Malone beneficially owns 5,483,440 Class A Voting Shares of the Issuer (including (1) 145,739 Class A Voting Shares held by his wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership, (2) 153,250 Class A Voting Shares held by the Malone Family Foundation (the “Family Foundation”) and 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation (the “Land Foundation”), as to which shares Mr. Malone disclaims beneficial ownership, (3) 1,935,769 Class A Voting Shares held by the Malone Starz 2015 Charitable Remainder Trust (“2015 CRT”) and 114,592 Class A Voting Shares held by the John C. Malone June 2003 Charitable Remainder Trust (“2003 CRT”), with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest, and (4) 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which Mr. Malone disclaims beneficial ownership). These Class A Voting Shares represent approximately 6.7% of the outstanding Class A Voting Shares. Mr. Malone is also a director of DCI and, based on the Form 4 filed by Mr. Malone on May 17, 2019, beneficially owns shares representing approximately 28.2% of its votes. Based on Amendment No. 3 to Schedule 13D filed with the SEC on February 13, 2017 by Liberty and Liberty Parent, Liberty Parent owns an aggregate of 2,500,000 Class A Voting Shares of the Issuer. Liberty is a wholly owned subsidiary of Liberty Parent. Mr. John C. Malone is a director and chairman of the board of Liberty Parent. Based on Liberty Parent’s Schedule 14A filed with the SEC on April 30, 2019, Mr. Malone holds shares representing approximately 29.0% of the votes of Liberty Parent. The beneficial ownership information set forth above also does not include any securities of the Issuer beneficially owned by Daniel Sanchez, a director of DCI and a director of Liberty. According to a Form 4 filed by Mr. Sanchez on July 11, 2019, Mr. Sanchez beneficially owns 477 Class A Voting Shares and 132 Class B Non-Voting Shares of the Issuer.

(c) Between July 25, 2019 and August 28, 2019, inclusive, the 25 Components of Tranche 1 under the Collar Transaction expired on successive trading days, as described in Item 6 under “Collar Transaction”, which is incorporated herein by reference.

(d) DLI is obligated to share with the Bank (as defined in Item 6 below) the economic benefit of any dividends paid during the term of the pledge described in Item 6 below with respect to the Pledged Shares based on a formula that takes into account a theoretical hedging position by the Bank of the Pledge Shares. See Item 6 below.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information under “Collar Transaction” in Item 6 is hereby amended by adding the following to the end thereof:

Between July 25, 2019 and August 28, 2019, inclusive, the 25 Components of Tranche 1 under the Collar Transaction expired on successive trading days. On the relevant expiration date for each such Component, the call option with respect to such Component expired and the put option with respect to each such Component was automatically exercised and cash settled at Settlement Prices that ranged between $9.600 and $12.676 for each unit, each of which was below the Put Strike Price. As of the result of the cash settlement of all Components under Tranche 1 of the Collar Transaction, DLI received an aggregate of $18,069,060.75 in cash from the Bank pursuant to the terms of the Collar Transaction.

In connection with the expiration and settlement of all 25 Components of Tranche 1 under the Collar Transaction described above, the number of Pledged Shares to secure DLI’s obligations under the Collar Transaction was reduced by an aggregate of 416,667 Class A Voting Shares and 416,666 Class B Non-Voting Shares, and, as of August 28, 2019, 833,333 Class A Voting Shares and 833,334 Class B Non-Voting Shares remained pledged to the Bank to secure DLI’s obligations under the Collar Transaction.

Item 7 Material to be Filed as an Exhibit.

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

Exhibit	Description

99.1.3	Joint Filing Agreement, dated as of August 30, 2019, by and between Discovery, Inc. and Discovery Lightning Investments Ltd.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2019

DISCOVERY, INC.

By:	/s/ David M. Zaslav
Name: David M. Zaslav
Title: President and Chief Executive Officer

DISCOVERY LIGHTNING INVESTMENTS LTD.

By:	/s/ Roanne Weekes
Name: Roanne Weekes
Title: Director

Annex A

Directors and Executive Officers of Discovery, Inc.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

David M. Zaslav	One Discovery Place Silver Spring, Maryland 20910	Director, President and Chief Executive Officer	U.S.A.

Gunnar Wiedenfels	One Discovery Place Silver Spring, Maryland 20910	Chief Financial Officer	German

Lori Locke	One Discovery Place Silver Spring, Maryland 20910	Executive Vice President and Chief Accounting Officer	U.S.A.

Jean-Briac Perrette	One Discovery Place Silver Spring, Maryland 20910	President and Chief Executive Officer, Discovery International	U.S.A./France

Adria Alpert Romm	One Discovery Place Silver Spring, Maryland 20910	Chief People and Culture Officer	U.S.A.

Bruce L. Campbell	One Discovery Place Silver Spring, Maryland 20910	Chief Development, Distribution & Legal Officer	U.S.A.

Peter Faricy	One Discovery Place Silver Spring, Maryland 20910	Chief Executive Officer, Global Direct-To-Consumer	U.S.A.

David C. Leavy	One Discovery Place Silver Spring, Maryland 20910	Chief Corporate Operating Officer	U.S.A.

Savalle C. Sims	One Discovery Place Silver Spring, Maryland 20910	Executive Vice President and General Counsel	U.S.A.

S. Decker Anstrom	One Discovery Place Silver Spring, Maryland 20910	Director	U.S.A.

Robert R. Beck	One Discovery Place Silver Spring, Maryland 20910	Director; Independent Financial Consultant	U.S.A.

Robert R. Bennett	One Discovery Place Silver Spring, Maryland 20910	Director; Managing Director of Hilltop Investments	U.S.A.

Paul A. Gould	One Discovery Place Silver Spring, Maryland 20910	Director; Managing Director, Allen & Company, LLC	U.S.A.

Kenneth W. Lowe	One Discovery Place Silver Spring, Maryland 20910	Director	U.S.A.

John C. Malone	One Discovery Place Silver Spring, Maryland 20910	Director; Chairman of Liberty Media Corporation, Qurate Retail, Inc., Liberty Global plc, Liberty Expedia Holdings, Inc.; GCI Liberty, Inc.; Charter Communications, Inc.; and Liberty Broadband Corp.	U.S.A.

Robert J. Miron	One Discovery Place Silver Spring, Maryland 20910	Director and Chairman	U.S.A.

Steven A. Miron	One Discovery Place Silver Spring, Maryland 20910	Director; CEO of Advance/Newhouse Communications	U.S.A.

Daniel E. Sanchez	One Discovery Place Silver Spring, Maryland 20910	Director; Director, Lions Gate Entertainment Corp.	U.S.A.

Susan M. Swain	One Discovery Place Silver Spring, Maryland 20910	Director; Co-CEO and President, C-SPAN	U.S.A.

J. David Wargo	One Discovery Place Silver Spring, Maryland 20910	Director; President, Wargo & Company, Inc.	U.S.A.

Directors and Executive Officers of Discovery Lightning Investments Ltd.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

James T. Gibbons	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Chief Financial Officer and Chief Operating Officer, DCI, Northern Europe	Canada

Roanne Weekes	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, DNI Controller	Australia

Other than Mr. Malone and Mr. Sanchez (whose beneficial ownership is disclosed in item 5), to the knowledge of DCI and DLI, none of the foregoing directors or executive officers of DCI or DLI beneficially own any Issuer Common Shares. None of the directors or executive officers of DCI or DLI has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.